UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HALLADOR PETROLEUM COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

406092 20 5

(CUSIP Number)

David C. Hardie

555 Dale Drive

Incline Village, NV 89451

(775) 831-2272

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 24, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power.	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	0%
14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.	406092 20 5
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Steven Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	0%
14.	Type of Reporting Person (See Instructions)	IN

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Petroleum Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264. This Amendment No. 2 to Schedule 13D, filed on April 10, 2002, and amended on January 31, 2003, reports that the Reporting Persons have transferred all of the Shares held by them as nominees.

Item 2. Identity and Background.

a.	The Reporting Persons filing this statement are David C. Hardie and Steven Hardie, who are brothers.

b.	The Hardie family business address is 555 Dale Drive, Incline Village, NV 89451

c.

David C. Hardie is Chairman of the Board of the Issuer and has served as a director since July 1989. He is the President of Hallador Investment Advisors Inc., which manages Hallador Equity Fund, Hallador Fixed Income Fund, Hallador Alternative Assets Fund, LLC and Harco Investors. Mr. Hardie is a General Partner of Hallador Venture Partners LLC, the General Partner of Hallador Venture Fund II & III. Also, Mr. Hardie is an executive officer of Browns Valley, Inc., which is the General Partner of Robert C. Hardie, L.P. Further, Mr. Hardie serves as a director and partner of other private entities that are owned by members of his family.

Steven Hardie has been a director of the Issuer since 1994. For the last 21 years he has been an investor in common stock and private equity. He is the Vice-President of Hallador Investment Advisors, which manages Hallador Equity Fund, Hallador Muni Fund, Hallador Alternative Assets Fund, LLC and Harco Investors. He also serves as a director and partner of other private entities that are owned by members of his family.

d.	Neither of the Reporting Persons, within the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

Neither of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of the Transaction.

As of March 24, 2006 the Reporting Persons initiated a transfer of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, 823,041 Shares to Robert C. Hardie, L.P., 22,971 Shares to Marilyn Hardie Separate Property Trust and 298,315 Shares to Hallador, Inc., all without consideration. The Reporting Persons are the managing members of Hallador Alternative Assets Fund LLC, who directly or indirectly control its holdings. The Reporting Persons are Directors of Hallador, Inc., and are deemed to directly or indirectly control its holdings. Mr. David Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner.

Subject to ongoing evaluation, except as set forth above or as previously disclosed on Schedule 13D filed on April 10, 2002 or on Amendment No. 1 to Schedule 13D filed on January 31, 2003, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own 0 Shares, or 0% of the Shares.

(b)

The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or disposed or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
David C. Hardie	0	0	0
Steven Hardie	0	0	0

(c)

As of March 24, 2006 the Reporting Persons initiated a transfer of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, 823,041 Shares to Robert C. Hardie, L.P., 22,971 Shares to Marilyn Hardie Separate Property Trust and 298,315 Shares to Hallador, Inc., all without consideration. The Reporting Persons are the managing members of Hallador Alternative Assets Fund LLC, who directly or indirectly control its holdings. The Reporting Persons are Directors of Hallador, Inc., and are deemed to directly or indirectly control its holdings. Mr. David Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner.

(d)

Under the terms of the Amended and Restated Assignment and Nominee Agreement dated March 15, 2002 (the “Agreement”), the Robert Hardie Q-Tip Trust, Douglas Hardie Sep. Prop. Trust, Janet Hardie Sep. Prop. Trust, Douglas & Janet Hardie CPT, Steven Hardie Sep. Prop. Trust, Marilyn Hardie Sep. Prop. Trust, Cory Ritchie Sep. Prop. Trust, Cory Ritchie SPT– Grandchildren Trust, Ryan Ritchie, Cory Ritchie Future Interest Trust, Kirk Hardie Sep. Prop. Trust, Kirk Hardie SPT – Grandchildren Trust, Kirk Hardie Future Interest Trust, Brad Hardie SPT – Grandchildren Trust, Bradford Hardie Future Interest Trust, Joseph Hardie – Grandchildren Trust, Alexander Hardie Custodian, Alexander Hardie – Grandchildren Trust, Alexander Hardie Present Interest Trust, Steven Hardie Issue Future Interest Trust, Bald Mountain Corp/Hillsdale, Browns Valley Corp., Three-Gee Partners, Douglas Inc., Melissa Inc., David Inc., Steven Inc., K.R.H.I., L.P., B.W.H.I., L.P., J.S.H.I., L.P., Hardie Descendants’ Trust, Douglas Hardie Descendants' Trust, and Hallador, Inc. have a right to dividends and proceeds from the sale of the Common Stock held in the name of the Reporting Persons. The Agreement was included as Exhibit B of the Schedule 13D filed on April 10, 2002 and is incorporated herein by reference.

(e)

Effective as of the transfers of of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, 823,041 Shares to Robert C. Hardie, L.P., 22,971 Shares to Marilyn Hardie Separate Property Trust and 298,315 Shares to Hallador, Inc., the Reporting Persons ceased to be beneficial owners of 5% or more of the Shares of the Issuer as the nominees. Instead, future required filings under Section 13(d) of the Securities and Exchange Act of 1934 will be reported on behalf of Hallador Alternative Assets Fund LLC, Robert C. Hardie, L.P, David C. Hardie and Steven Hardie, Hallador Investment Advisors, Inc., and Silvertip Management LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement(1)
Exhibit B – Amended and Restated Assignment and Nominee Agreement(1)

(1)	Incorporated by Reference to the Schedule 13D filed on April 10, 2002.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006	/s/ David C. Hardie, an individual

David C. Hardie, an individual

Dated: June 26, 2006	/s/ Steven Hardie an individual

Steven Hardie, an individual